SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
06/03/09


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
881,900

8. SHARED VOTING POWER
385,100

9. SOLE DISPOSITIVE POWER

1,267,000
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,267,000

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

NA

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Hicks Acquisition Co I Inc. ("TOH" or the "Issuer").
The principal executive offices of DCS are located at

Hicks Acquisition Co I Inc
100 Crescent Ct. Suite 1200
Dallas, TX 75201


Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive,Pleasantville, NY
10570 a principal of Bulldog Investors and Andrew Dakos,
Park 80 West,Saddle Brook, NJ 07663, also a principal of
Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State (the Securities Division) filed a complaint against Bulldog Investors, Messrs. Goldstein, Samuels, Dakos and Das and certain related parties (the Bulldog Parties) alleging that they violated Massachusetts law by making information about certain unregistered investments available on their website and by sending material about such investments to an individual who requested such material. On October 17, 2007 the Secretary issued a cease and desist order based on the same allegations and ordered that a fine be imposed on the Bulldog Parties of $25,000, but stayed the imposition of sanctions until the Massachusetts Superior Court issued a ruling on the Bulldog Parties motion described in the next paragraph.
On November 15, 2007 the Bulldog Parties filed a timely appeal in Massachusetts Superior Court of the Secretarys October 17, 2007 order.
On July 18, 2008, as part of the appeal, the Bulldog Parties filed a motion in Massachusetts Superior Court for summary judgment setting aside and vacating the Secretarys order. On March 23, 2007 the Bulldog
Parties filed a lawsuit in Massachusetts Superior Court to enjoin the aforementioned enforcement action on, among others grounds, that it violates the Bulldog Parties right of free speech under the First Amendment to the Constitution. On December 21, 2007 the
Massachusetts Superior Court ruled that information communicated by the Bulldog Parties has not been shown to be either misleading or related to unlawful activity but denied the Bulldog Parties motion for a preliminary injunction because the Court is not in the position of evaluating evidence and making ultimate findings as it would do after trial.
On January 18, 2008 the Bulldog Parties filed a notice of appeal with the Massachusetts Superior Court of that Courts denial of their motion for a preliminary injunction. Any appeal from a ruling of the Massachusetts Superior Court would first be decided by the Appeals Court of Massachusetts or, at its option, by the Supreme Judicial Court of Massachusetts.
The Bulldog Parties also intend to pursue their First Amendment
Claim at trial.
On March 25, 2008 the Bulldog Parties filed an amended complaint in Massachusetts Superior Court to include a claim that the Secretary does not have personal jurisdiction over them. On April 4, 2008 the Secretary filed a motion to dismiss the Bulldog Parties claim of lack of personal jurisdiction. On July 18, 2008 the Bulldog Parties filed a motion in Massachusetts Superior Court (1) for a preliminary injunction on the grounds that the Secretary does not have personal jurisdiction over them and (2) for reconsideration of their motion for a preliminary injunction based on their First Amendment claim. In September 2008, those motions to reconsider were denied and have been appealed to the Massachusetts
Court of Appeals.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
An affiliated person of Bulldog Investors submitted two letters to the issuer. See Exhibit A and B.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10Q filed on 05/08/09 there were 69,000,000 shares of common stock outstanding as of 05/08/09. The percentage set forth in item 5 was derived using such number. Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,267,000 shares of TOH or 1.84% of the outstanding shares. Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of TOH were purchased:

Date:		Shares:		Price:
06/09/09	300,000		$9.5300
06/16/09	50,000		$9.5500
06/22/09	25,000		$9.5600
06/22/09	600		$9.5500
06/23/09	500		$9.5500





d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A And B


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 07/2/2009

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Exhibit A

Bulldog Investors
Park 80 West, Plaza Two, Suite 750
Saddle Brook, NJ 07663
Phone (201) 556-0092
Fax (201) 556-0097
pgoldstein@bulldoginvestors.com

June 3, 2009

Joseph B. Armes
President, Chief Executive Officer and Chief Financial Officer
Hicks Acquisition Corp.
100 Crescent Court, Suite 1200,
Dallas, Texas 75201

Dear Mr. Armes:
Our private investment funds are shareholders of Hicks Acquisition Corp.(TOH).

As you know, the stock price is well below the per share cash value of the trust account which says it is very unlikely that the proposed deal with Graham Packaging Company, L.P. will be completed. Given the abysmal market environment for financing private equity transactions and with less than four months to go before TOH must complete a transaction, liquidation seems to be virtually inevitable. If so, it makes no sense to throw good money after bad. Why not wind up TOH now and distribute the trust account to the public shareholders as soon as possible?

Faced with similar circumstances, Churchill Ventures Ltd. announced on November 21, 2008 "that in light of market conditions it was suspending its business combination activity and would commence the process of liquidating and distributing its trust fund proceeds to its shareholders." Churchill's press release went on to elaborate:

"Churchill's founders have a stellar reputation for delivering value to investors in our past activities, and we would rather close our doors and return our investors' capital than pursue a business combination in these market conditions," said Christopher Bogart, Churchill's Chief Executive Officer. "SPACs like Churchill rely on the availability of leverage and the receptivity of institutional equity investors, neither of which is present in capital markets today. Churchill's founders will lose money personally by taking this decision - and our shareholders will actually turn a profit on their investment in Churchill - but we believe strongly that it is the right thing to do rather than bringing a questionable transaction to the market," Bogart added.

We applaud the Churchill management team for its integrity. In our opinion, a similar announcement of an early liquidation of TOH would enhance the reputation of your management team as one that does the right thing for stockholders even when things do not work out as planned.
Please contact us if you wish to discuss this matter.

Very truly yours,

Phillip Goldstein
Principal


Exhibit B

Bulldog Investors
Park 80 West, Plaza Two, Suite 750
 Saddle Brook, NJ 07663
Phone (201) 556-0092
Fax (201) 556-0097
pgoldstein@bulldoginvestors.com

June 29, 2009

Joseph B. Armes
	President, Chief Executive Officer and Chief Financial Officer Hicks Acquisition Corp.
100 Crescent Court, Suite 1200,
Dallas, Texas 75201

Dear Mr. Armes:

On June 3, 2009, we sent you a letter asking you to consider winding up Hicks Acquisition Corp. (TOH) early and distributing the trust account to the public shareholders as soon as possible. We have not received a response to our letter. This is troubling. In particular, we are concerned about a delay in receiving a liquidating payment in the event that TOH is liquidated and whether management will diligently pursue any tax refunds and distribute such refunds to the public stockholders.

Therefore, we hereby advise you that on or about July 7, 2009 we intend to file a petition pursuant to section 211(c) of the Delaware General Corporation Law in the Delaware Court of Chancery to ask the Court to order TOH to hold an annual meeting to elect directors. (We note that in addition to its failure to comply with Delaware law, NYSE Amex LLC has ordered TOH to hold an annual meeting by August 11, 2009.) At the annual meeting, we intend to nominate candidates who are committed to a prompt windup of TOH.

Please call me at (914)747-5262 if you wish to discuss this matter and avoid litigation.

Very truly yours,

Phillip Goldstein
Principal